UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – 1Q12 Results” dated on May 10, 2012.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	May 10, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director



Results

January – March / 2012

Telefônica | vivo

COMBINING ACCELERATED GROWTH IN MOBILE REVENUE AND IMPORTANT PROGRESS IN THE INTEGRATION PROCESS, WE RECORDED 90 MILLION ACCESSES AND EBITDA MARGIN OF 34.2% IN 1Q12.

HIGHLIGHTS

We reached 90 million accesses in 1Q12.

- **Total accesses** reached 90,0 million in 1Q12 (+16.7% y-o-y), 74.8 million of which in the mobile business (+20.5% y-o-y) and 15.3 million in the fixed-line business (+1.3% y-o-y);
- Growth in **net additions in the mobile business,** which totaled 3.2 million net additions in the quarter and growth of 82.6% y-o-y;

Consolidation of our leadership in mobile accesses and 3G coverage.

- We increased our leadership in all businesses in the mobile market. **Mobile market share** totaled 29.8% (+0.3 p.p. y-o-y and q-o-q). Increased leadership in data, in which we reached a market share of 43.8% (+2.2 p.p. y-o-y), and also in postpaid, with respective market share of 36.5% (+0.9 p.p. y-o-y);
- **3G coverage** continued to expand, reaching 2,727 municipalities in March 2012 and launching of the national HSPA+ network as from April 03, 2012;

Accesses of corporate business increases 14.3% y-o-y.

- **Mobile broadband** accounted for almost one half of the new market additions (49.2%) and accesses with data plans or packages grew by 126% y-o-y. **Fixed broadband** accesses moved up by 9.1% y-o-y to 3.7 million accesses;
- **Corporate business** was the first to obtain positive results with the integration of services, increasing accesses by 14.3% y-o-y;

Important advances in the operational integration.

- Continuous consolidation of Company's leadership in **quality**, as evidenced by our historically superior mobile IDA. In the fixed-line business, we reduced by 30% y-o-y the level of complaints with ANATEL for fixed-voice services, and moved from 1st in the PROCON's ranking in 2010 to 6th in the ranking in 2011;
- **Significant advances in the Company's integration process**, among which is the commercial launching of Vivo brand for fixed services in the state of São Paulo as from April 15th and the organizational restructuring. According to our expectations, we kept intensifying the Company's operational integration in all its fronts (systems, infrastructure, call center, among others);

Accelerated growth of the mobile services revenue.

- **Net service revenues** of R$8,133.0 million in 1Q12 represents annual growth of 5.4%, affected by regulatory changes which reduced growth in around 1 p.p.;
- **Mobile Services Revenue** has accelerated its annual growth, recording a positive variation of 12.8% (+13.8% without the MTR impact), driven by the **Data and VAS revenue**, which recorded + 33.9% y-o-y. In the quarter, Data already represents about 27% of the Net Services Revenue;

EBITDA margin of 34.2% in 1Q12 is affected by sale of non-strategic assets and integration expenses.

- The **EBITDA** remained stable y-o-y, reaching R$2,847.3 million. The annual evolution is affected by the sale of non-strategic assets (R$216.5 million in 1Q12); and by the non-recurring expenses for the integration process in 1Q12 (R$151.7 million) related to operational integration and to the brand unification. Additionally, with the MTR reduction starting from February 24, there was an impact already foreseen in the EBITDA of -R$22.4 million;
- **EBITDA Margin** of 34.2% in the quarter (-1.2 p.p. y-o-y);
- **Operating cash generation** reached R$2,133.5 million, +29% y-o-y.

Notes: (1) y-o-y: 12 month change and (2) q-o-q: change over the previous quarter.

HIGHLIGHTS

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Net Operating Revenues	8,314.3	8,600.1	(3.3)	8,017.5	3.7
Net Operating Services Revenues	8,133.0	8,437.1	(3.6)	7,713.5	5.4
Net operating mobile services revenues	4,924.2	5,097.4	(3.4)	4,367.2	12.8
Net operating fixed revenues	3,208.7	3,339.7	(3.9)	3,346.4	(4.1)
Net handset revenues	181.4	163.0	11.3	304.0	(40.3)
Operating costs	(5,467.0)	(5,292.5)	3.3	(5,177.6)	5.6
EBITDA	2,847.3	3,307.6	(13.9)	2,839.9	0.3
EBITDA Margin %	34.2%	38.5%	(4.2) p.p.	35.4%	(1.2) p.p.
Net income	956.6	1,462.3	(34.6)	1,128.5	(15.2)
Capex	1,164.6	1,952.6	(40.4)	712.9	63.4
Total number of accesses (thousand)	90,036	86,864	3.7	77,124	16.7
Mobile accesses	74,784	71,554	4.5	62,061	20.5
Fixed accesses	15,252	15,311	(0.4)	15,062	1.3

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the first quarter of 2012, presented in accordance with International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 1Q11 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company's statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

MOBILE BUSINESS

OPERATING PERFORMANCE

Thousand	1Q12	4Q11	Δ%	1Q11	Δ%
Mobile accesses	74,784	71,554	4.5	62,061	20.5
Postpaid	16,621	16,116	3.1	13,319	24.8
Prepaid	58,163	55,438	4.9	48,742	19.3
Market Share (*)	29.8%	29.5%	0.3 p.p.	29.5%	0.3 p.p.
Postpaid	36.5%	36.6%	(0.1) p.p.	35.5%	0.9 p.p.
Mobile broadband (modem and M2M)	43.8%	43.4%	0.4 p.p.	41.7%	2.2 p.p.
Net additions	3,230	4,515	(28.5)	1,769	82.6
Market Share of net additions (*)	37.6%	30.3%	7.2 p.p.	23.4%	14.2 p.p.
Market penetration	128.0%	123.9%	4.1 p.p.	108.3%	19.7 p.p.
Monthly churn	2.5%	3.0%	(0.4) p.p.	2.7%	(0.2) p.p.
ARPU (R$/month)	22.4	24.6	(8.9)	23.8	(5.9)
Voice ARPU	16.4	18.2	(9.7)	18.4	(11.1)
Data ARPU	6.0	6.4	(6.6)	5.4	11.6
Total traffic (minutes million) (**)	25,077	24,639	1.8	20,898	20.0

(*) source: Anatel

(**) retroactively adjusted due to systemic rereading.

New portfolio increases the attractiveness and help capturing new customers, reflected in the market share increase in all businesses.

Historic record in net additions driven by the new portfolio of offers.

Leading IDA in 36 out of the 37 months among the operators with nationwide coverage.

- **Total accesses** increased by 20.5% over 1Q11, closing the quarter with 74,784 thousand accesses.
- As a result of our successful new portfolio of offers, the **market share** reached 29.8%, recording a growth over the previous year and quarter of 0.3 p.p..
- **Postpaid access market share** recorded 36.5% in the quarter (+0.9 p.p. y-o-y), while **broadband market share** (modems and M2M) totaled 43.8%, 2.2 p.p. up y-o-y. These evolutions were due to our commercial focus on most valuable clients, in addition to the best and largest 3G coverage in Brazil, which already reaches 2.7 thousand municipalities.
- **Total net additions** reached 3.2 million accesses, a historic record for the period, representing annual growth of 82.6%. Additionally, the market share of net additions reached 37.6% in the quarter. In data, Telefônica Brasil recorded one half of the market net additions, reaching 49.2% in the quarter.
- **Churn** reached 2.5% in 1Q12, a reduction of 0.4 p.p. q-o-q, mainly due to the additional disconnection of inactive prepaid customers during 4Q11.
- **ARPU** reached R$22.4, a drop of 5.9% in the y-o-y comparison, due to the increased number of prepaid customers in the net additions, with approximately three times more additions than in postpaid during the quarter and due to the reduction in MTR, which became effective on February 24.
- **Total traffic** grew by 20% over 1Q11, mainly driven by the increase of mobile-mobile on-net local and long distance traffic, as well as by the growth in the customer base.
- Mobile business maintained its leadership in **quality**, evidenced by the growth in the IDA (Service Performance Index), in which we have been leading in 36 out of the last 37 months, among the operators with nationwide coverage. Said performance is the result of the Company's

continued efforts and commitment to improve quality, both in customer care and in network performance.

NET OPERATING REVENUES

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Net operating mobile revenues	5,105.6	5,260.4	(2.9)	4,671.1	9.3
Net service revenues	4,924.2	5,097.4	(3.4)	4,367.2	12.8
Access and Usage	2,599.8	2,660.5	(2.3)	2,322.6	11.9
Network usage	971.3	1,059.5	(8.3)	1,022.1	(5.0)
Data Revenues plus VAS	1,318.3	1,334.3	(1.2)	984.3	33.9
Messaging P2P	446.4	473.3	(5.7)	321.1	39.1
Internet	663.7	645.8	2.8	532.4	24.7
Other Data Revenues plus VAS	208.1	215.2	(3.3)	130.8	59.1
Other services	34.8	43.2	(19.3)	38.2	(8.8)
Net handset revenues	181.4	163.0	11.3	304.0	(40.3)

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenue according to origin.

Net service revenues in the quarter recorded an accelerated growth of 12.8% y-o-y, driven by the increased data and internet services consumption, even though affected by the regulatory impacts of the MTR reduction.


Net Service Revenues
(yoy)
13.9%
10.3%
12.0%
13.9%
13.8%
12.8%
1Q11
2Q11
3Q11
4Q11
1Q12
y-o-y growth excluding MTR impact.

Adoption to "Vivo Sempre" and "Vivo Ilimitado" offers have driven voice services revenue.

Access and usage revenues increased by 11.9% over 2011, driven by the great adoption to the "Vivo Sempre" and "Vivo Ilimitado" offers and to the strong growth in the customer base.

Network usage (interconnection) revenues decreased by 5.0% in comparison with the 1Q11 and by 8.3% q-o-q, due to the reduction in the MTR starting from February, in addition to the lower inbound traffic of other operators.

Data and VAS revenues accounted for 27% of mobile net service revenues.

Data and VAS (Value Added Services) revenues continued to record a strong growth of 33.9% over 1Q11, driven by the growth of SMS services and customer growth with data plans and packages. Accesses with data plans or packages increased by 126% y-o-y.

Data and VAS revenues accounted for 26.8% of mobile net service revenues in the quarter, 4.2 p.p. up on the same period last year. Considering outgoing

revenue only, data and VAS would represent 33.3% in the first quarter of 2012.

SMS revenues increased by 39.1% y-o-y, maintaining the growth achieved in previous quarters, driven by the growth in the prepaid customer base and increased adoption of SMS packages in our postpaid unlimited plans.

Mobile internet revenues increased by 24.7% in comparison with 1Q11 and 2.8% in relation to 4Q11, accounting for 50.3% of total data revenues in the quarter, driven by the increase in sales of modems and smartphones with data plans and packages.

Other Data and VAS Revenues increased by 59.1% over 1Q11, primarily due to the performance of interactive services based on SMS (P2A) and download of apps and contents, beyond the growth in innovative services such as financial and e-health.

The annual decrease of 40.3% of **net handset revenues** is mainly explained by higher sales of naked SIM Cards' and handset sales through direct supply, besides the implementation of the 1800 Mhz band.

FIXED-LINE BUSINESS

OPERATING PERFORMANCE

Thousand	1Q12	4Q11	Δ%	1Q11	Δ%
Fixed voice	10,884	10,981	(0.9)	11,176	(2.6)
Residential	7,486	7,573	(1.2)	7,819	(4.3)
Corporate	2,799	2,791	0.3	2,705	3.5
Others (*)	600	617	(2.8)	652	(8.0)
Fixed broadband	3,685	3,631	1.5	3,377	9.1
Pay TV	683	699	(2.3)	509	34.2
Fixed accesses	15,252	15,311	(0.4)	15,062	1.3
% broadband over fixed voice accesses	33.9%	33.1%	0.8 p.p.	30.2%	3.6 p.p.

(*) Includes public lines, internaly used lines and test lines.

34% of fixed-line customers with broadband services.

Fiber access customers record 70 thousand by the end of March/12.

- **Fixed-line accesses** closed 1Q12 at 15,252 thousand, 1.3% more than in the same period a year earlier. Important to point out the change in the service mix, with a substantial increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 30.2% in 1Q11 to 33.9% in 1Q12.
- **Fixed broadband** accesses increased by 9.1% y-o-y, closing at 3,685 thousand in 1Q12, also by the focus placed on Vivo Fiber customers, whose accesses reached more than 70 thousand in the quarter.
- **Fixed voice** accesses closed the quarter at 10,884 thousand, representing a drop in the reduction of losses in residential and corporate accesses (79 thousand in 1Q12 vs. 122 thousand in 1Q11), driven by the growth in the corporate business.

- **Pay TV** accesses recorded a growth of 34.2% y-o-y, recording 683 thousand in the quarter. Important to point out the consolidation of TVA's pay TV business results as of 2Q11.
- Continued commitment to improve **quality** in the fixed business services, both in customer assistance and in network performance. We recorded key achievements upon significantly improving our ranking in the PROCON evaluation, having moved from the 1st place to the 6th in 2011, and by reducing customer complaints with the ANATEL by 30% for fixed-line services.

NET OPERATING REVENUES

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Net operating fixed revenues	3,208.7	3,339.7	(3.9)	3,346.4	(4.1)
Fixed voice and accesses	1,803.6	1,922.1	(6.2)	2,113.0	(14.6)
Interconnection	118.7	109.2	8.7	116.8	1.6
Data transmission	892.2	897.1	(0.5)	807.1	10.5
Pay TV	157.7	173.0	(8.9)	108.5	45.4
Other services	236.6	238.3	(0.7)	201.0	17.7

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net operating fixed revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (Vivo Fixo and Vivo Box).

Fixed net revenues reduced by 4.1% in the year, mainly impacted by the decrease in fixed-line-originated local voice revenue, despite the increase of data and Pay TV revenues.

Voice and accesses revenues decreased by 14.6% in relation to 1Q11, mainly due to the drop in the traffic originated by fixed-line, the lower customer base and the reduction in the fixed-mobile rates as of February 24th.

Network usage revenues were 1.6% higher than in 1Q11.

Data revenues already reached 28% of the net fixed revenue.

Data revenues increased by 10.5% in relation to 1Q11 despite the increasingly competitive environment. Part of this change is due to the growth in the broadband customer base (+9.1% y-o-y), especially the growth in Vivo Fiber and in the corporate business.

It is important to point out the growth in data revenues over the total fixed revenues, climbing from 24.1% in the 1Q11 to 27.8% in the 1Q12.

Consolidation of TVA's pay TV business as of 2Q11.

In 1Q12, **Pay TV** revenues recorded growth of 45.4% over 1Q11, mainly due to the **consolidation of TVA's pay TV business results as of 2Q11**. Excluding this effect, these revenues would have increased by 1.8% over 1Q11.

Other Revenues increased by 17.7% over 1Q11, primarily due to the increased supply of hardware and equipments related to integrated solutions to the corporate business.

CONSOLIDATED OPERATING COSTS

COMBINED FOR 1Q11

OPERATING COSTS

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Operating costs	(5,467.0)	(5,292.5)	3.3	(5,177.6)	5.6
Personnel	(713.7)	(594.5)	20.1	(541.1)	31.9
Costs of services rendered	(2,670.7)	(2,653.7)	0.6	(2,500.3)	6.8
Interconnection	(1,068.8)	(1,140.8)	(6.3)	(1,103.6)	(3.2)
Taxes and contributions	(512.8)	(482.4)	6.3	(408.2)	25.6
Third-party services	(760.2)	(736.7)	3.2	(730.6)	4.1
Others	(329.0)	(293.8)	12.0	(257.9)	27.6
Cost of goods sold	(424.0)	(434.2)	(2.3)	(475.0)	(10.7)
Selling expenses	(1,573.6)	(1,576.0)	(0.2)	(1,426.0)	10.3
Provision for bad debt	(181.9)	(137.5)	32.3	(143.5)	26.7
Third-party services	(1,264.0)	(1,291.2)	(2.1)	(1,167.6)	8.3
Others	(127.7)	(147.4)	(13.4)	(114.9)	11.1
General and administrative expenses	(268.0)	(352.2)	(23.9)	(219.9)	21.9
Third-party services	(206.9)	(260.4)	(20.5)	(168.0)	23.1
Others	(61.1)	(91.8)	(33.4)	(51.9)	17.7
Other operating revenue (expenses), net	183.0	318.0	n.a.	(16.0)	n.a.
Investment gains (losses)	-	-	n.a.	0.8	n.a.


Operating Costs
5.6%
3.3%
1Q11
4Q11
1Q12

Total operating costs, excluding depreciation and amortization expenses, came to R$5,467.0 million in the quarter, 5.6% up over the previous year. This increase was mainly due to expenses related to the Company's operational integration and increased selling activity, partially offset by the sale of non-strategic assets in the quarter.

Non-recurring costs related to the restructuring process recorded R$130.2 million in the quarter.

Personnel costs increased 31.9% in 1Q12, when compared to 1Q11, which is mainly impacted by non-recurrent expenses related to the restructuring process in the amount of R$130.2 million. Excluding such effect, personnel costs would record an increase of 7.8% in the period, mainly explained by the inflation rate in the period.

The **cost of services rendered** in 1Q12 climbed by 6.8% over 1Q11, mainly due to growth in the customer base and its increased activity, reflected in higher expenses with Fistel, Fust and Funtel, as well as higher rent expenses due to the annual expansion of more than 100% in 3G coverage. Additionally, the cost of Pay TV content contributed to the increase in the cost of services

rendered in the quarter. When compared to 4Q11, it recorded an increase of 0.6% due to the higher expenses with taxes, third party services and others, offset by the reduction in interconnection expenses due to the reduction in the MTR.

The **cost of goods sold** in 1Q12 fell by 10.7% and by 2.3% over 1Q11 and 4Q11, respectively. The performance in 1Q12 results from the increase in sales of naked SIM cards', increased by the implementation of the 1800 Mhz band.

Increased commercial activity in the quarter push up selling expenses.

Selling expenses climbed by 10.3% over 1Q11, pushed by increased expenditure on call center expenses resulting from adjustments to inflation in the period. Additionally, selling commissions increased due to the growth in the customer base and gross additions.

The **Provision for Doubtful Accounts (PDA)** totaled R$181.9 million in 1Q12, corresponding to 1.5% of total gross revenues, higher than the 1.2% and the 1.1% recorded in 1Q11 and 4Q11, respectively. This increase is due to higher default in the market and is concentrated in the individual business, due to the high increase of customers in the post-paid and control plans. We hope to keep controlled PDA levels through the continuous improvement of the granting of credit and rigid control over recoveries.

General and administrative expenses increased by 21.9% in 1Q12 when compared to the 1Q11 and dropped by 23.9% when compared to the 4Q11. These variations are due, mainly, to incremental expenses related to optimization of the facilities for the integrated structure, the beginning of the new data center operation and third-party contracts mainly in maintenance, adjusted according to inflation in the period.

Sale of non-strategic assets in the amount of R$216.5 million.

Other net operating revenues/expenses recorded revenues of R$183.0 million in 1Q12, due to the sales of non-strategic assets (+R$216.5 million), partially offset by civil contingencies. When compared to 4Q11, the evolution is explained by the lower sales of non-strategic assets.

EBITDA

EBITDA margin of 34.2% in 1Q12 is affected by the sale of non-strategic assets and integration expenses.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$2,847.3 million in 1Q12, remaining stable in relation to 1Q11 and **EBITDA Margin** of 34.2% (-1.2 p.p. y-o-y). Both the annual and quarterly evolutions are affected by the sale of non-strategic assets (R$216.5 million in 1Q12 and R$380.1 million in 4Q11); and by non-recurring integration expenses in 1Q12 (R$151.7 million).

DEPRECIATION AND AMORTIZATION

DEPRECIATION

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
EBITDA	2,847.3	3,307.6	(13.9)	2,839.9	0.3
Depreciation and Amortization	(1,318.3)	(1,322.3)	(0.3)	(1,084.4)	21.6
Depreciation	(846.0)	(856.3)	(1.2)	(850.4)	(0.5)
Amortization of intangibles (*)	(199.2)	(199.2)	-	-	n.a.
Others amortizations	(273.1)	(266.7)	2.4	(234.0)	16.7
EBIT	1,529.0	1,985.3	(23.0)	1,755.6	(12.9)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization grew by 21.6% in the y-o-y comparison, mainly due to an increase in expenses with amortization of goodwill.

FINANCIAL RESULT

NET FINANCIAL INCOME

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Net Financial Income	(63.1)	(93.5)	(32.6)	(11.9)	429.9
Financial Revenues	336.4	277.1	21.4	242.2	38.8
Income from Financial Transactions	76.0	80.1	(5.1)	110.4	(31.1)
Monetary and exchange variations	195.9	150.8	29.9	69.1	183.6
Other financial revenues	64.4	64.7	(0.5)	62.7	2.6
(-) Pis and Cofins taxes	-	(18.5)	n.a.	-	n.a.
Financial Expenses	(399.4)	(370.6)	7.8	(254.1)	57.2
Financial Expenses	(222.0)	(269.8)	(17.7)	(185.0)	20.0
Monetary and exchange variations	(177.4)	(100.8)	75.9	(71.5)	147.9
Other financial expenses	-	-	n.a.	2.4	n.a.

The **net financial expenses** increased by R$51.2 million in 1Q12 over 1Q11, due to the increase in net indebtedness and lower returns on financial investments.

NET INCOME

The **Net Income** of R$956.6 million in 1Q12 represents a reduction of 15.2% over 1Q11, mainly due to the impact of higher depreciation and amortization expenses in the quarter, related to the amortization of the intangible assets generated from the merger of Vivo Part into Telefônica Brasil, as of 2Q11.


1,129
7
234
51
106
957
Net Result 1Q11 (*)
EBITDA
D&A
Financial Result
Taxes
Net Result 1Q12

(*) Combined Net Income.

CAPEX

CAPEX

R$ million	Consolidated 1Q12	Consolidated 4Q11	Combined 1Q11
Network	903.7	1,434.5	480.4
Technology / Information System	82.5	258.5	137.7
Products and Services, Channels, Administrative and others	178.4	259.6	94.7
Total	1,164.6	1,952.6	712.9

Investments focused on the expansion of capacity and quality of the network were the main drivers for Capex growth.

Capex of R$1,164.6 million in 1Q12 increased by 63.4% over 1Q11 due to the investments for increasing network capacity and quality, as well as increase of the 3G coverage. Capex recorded 14.3% of the net revenue in 1Q12, against 9.2% in 1Q11, due to the greater speed in execution of the investment projects in the period.

CASH FLOW

STATEMENTS OF CASH FLOW

R$ milion	1Q12	4Q11	Δ R$ 1Q12 x 4Q11	1Q11	Δ R$ 1Q12 x 1Q11
Cash generation provided by operating activities	2,133.5	2,659.9	(526.4)	1,649.6	483.9
Cash applied by investing activities	(1,573.0)	(1,277.9)	(295.1)	(1,347.4)	(225.6)
Cash flow after investing activities	560.5	1,382.0	(821.5)	302.2	258.3
Cash applied by financing activities	(323.6)	(1,575.1)	1,251.5	253.0	(576.6)
Cash flow after financing activities	236.9	(193.1)	430.0	555.2	(318.3)
Cash and Equivalents at the beginning	2,940.4	3,133.5	(193.1)	3,697.5	(757.1)
Cash and Equivalents at the end	3,177.3	2,940.4	236.9	4,252.7	(1,075.4)

Operating cash generation in the quarter of R$2,133.5 million, +29% y-o-y.

The **operating cash generation** of R$2,133.5 million in 1Q12 was R$483.9 million higher in comparison with the 1Q11. **Cash in investment activities** was R$225.6 million higher in the period, while the **cash used in financing activities** decreased R$576.6 million, mainly as a result of lower funding in the period. As a consequence, the **cash flow after financing activities** registered a reduction of R$318.3 million in comparison with the same period of the previous year.

In comparison with 4Q11, the **operating cash generation** decreased R$526.4 million and the **cash in investment activities** increased R$295.1 million. Regarding **financing activities**, it was recorded a decrease of R$1,251.5 million, due to lower payment of Dividends and Interest on Own Capital. Thus, the **cash after financing activities** increased R$430.0 million in the period.

INDEBTEDNESS

LOANS AND FINANCING

(R$ million)

March 2012						
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency						
BNDES	UR TJLP	TJLP + 1.73% until 9.7%	Until 2016	736.6	2,130.1	2,866.7
BNDES	R$	4.5% until 5.5%	Until 2020	21.7	159.8	181.5
BNB	R$	10.0%	Until 2016	100.9	304.2	405.0
Debêntures	R$	106% until 112% of CDI	Until 2013	492.9	640.0	1,132.9
Debêntures	R$	IPCA + 0.5% until IPCA + 7%	Until 2021	5.7	155.6	161.3
Others			Until 2018	0.4	(1.4)	(1.0)
Foreign currency						
BEI	US$	4.18% and 4.47%	Until 2015	28.1	669.6	697.7
Resolução 4131	US$	4.10%	Until 2013	0.0	281.4	281.4
BNDES	UMBND	5.97% per year	Until 2019	3.5	187.7	191.2
Mediocrédito	US$	1.75%	Until 2014	5.6	5.4	11.0
Emission cost				0.2	0.0	0.2
Total				1,395.7	4,532.3	5,928.0

SCHEDULE OF LONG-TERM OBLIGATIONS

(R$ million)

March 2012	
Year	Amount
2013	1,578.5
2014	1,102.7
2015	917.7
2016	271.8
After 2017	661.6
Total	4,532.3


Indebtedness
-4.4%
Dec-11
ST
23%
LT
77%
Dec-11
-16.0%
Mar-12
Mar-12
ST
24%
LT
76%
Total Debt
Net Debt
Net Debt
Total Debt

NET FINANCIAL DEBT

R$ million	March'12	December'11
Short-term Debt	1,395.7	1,457.0
Long-term Debt	4,532.3	4,746.9
Total Debt	5,928.0	6,203.9
Cash and cash equivalents	(3,177.3)	(2,940.3)
Net derivatives position	(92.8)	(98.2)
Net debt	2,657.9	3,165.4
Net debt/Ebitda	0.22	0.26

The Company ended 1Q12 with **gross debt** of R$5,928.0 million, 19.9% of which denominated in foreign currency. The decrease of 4.4% in relation to 4Q11 is related to the amortizations of financing debt with BNDES and BNB.

The **Net debt** totaled R$2,657.9 million in 1Q12, representing 0.22 of EBITDA in the last 12 months. In comparison with 4Q11, the net debt recorded a reduction of 16.0%, mainly explained by generation of cash by the Company. The foreign exchange exposure of the debt is 100% covered by hedge transactions.

CAPITAL MARKETS

VIVT3 and VIVT4 appreciated by 36.9% and 44.0% in the year, respectively, versus a 5.9% decline in the Ibovespa.

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the tickers VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE under the ticker VIV.

VIVT3 and VIVT4 closed the quarter at R$50.98 and R$56.49, respectively, recording y-o-y increases of 36.9% and 44.0%, versus a 5.9% decline in the Bovespa Index (Ibovespa). The Company's ADRs appreciated by 24.4% in the year, closing the quarter at US$30.63, versus the Dow Jones's 7.2% increase in the period.

Considering accrued dividends declared on the basis of the 2011 profit and the appreciation recorded in the period, VIVT3 and VIVT4 recorded total shareholder returns (TSR) of 46.3% and 53.8%, respectively.

In the year, VIVT3 and VIVT4 daily traded volume averaged R$813.4 thousand and R$38,488.8 thousand, respectively, while daily traded ADR volume averaged US$34,319.6 thousand in the same period.

The table below shows share performance in the last year:


Telefônica Brasil's stocks performance
(Base 100 on 03/31/2011)
150
125
100
75
50
mar-11
jun-11
sep-11
dec-11
mar-12
VIVT4
VIVT3
VIV
Dow Jones
Ibovespa

DIVIDENDS

Dividends declared by Telefônica Brasil based on the corporate net income of 2011 totaled R$4.2 billion, a total of R$3.507065 per ON share and R$3.857772 per PN share, as stated in the table below.

In order to make the analysis easier, we included in the "Appendix" of this report the history of past dividends prior to the merger of Vivo Participações S.A. into Telecomunicações de São Paulo S.A.

TELEFÔNICA BRASIL

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2011)	04/11/2012	04/11/2012	877.5	877.5	ON	0.732386	0.732386	To be defined
					PN	0.805625	0.805625	
Dividends (based on 2011)	04/11/2012	04/11/2012	1,075.6	1,075.6	ON	0.897706	0.897706	05/02/2012
					PN	0.987477	0.987477	
Interest on Own Capital (based on 2011)	12/12/2011	12/29/2011	617.0	524.5	ON	0.514966	0.437720	05/02/2012
					PN	0.566462	0.481492	
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319058	11/03/2011
					PN	0.350965	0.350964	
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886505	11/03/2011
					PN	1.147243	0.975156	

ADDITIONAL NOTES

Subsequent event.

At April 13, 2012, the Board of Directors of Telefônica Brasil S.A. approved the full redemption of the debentures of the 2nd Series of the 2nd Issue of Debentures of the Company, totaling up to 21,936 book-entry type, non-convertible Debentures, with par value of R$10.0 thousand, totaling up to R$219.4 million. Additional information may be obtained from the custodian of the Debentures, Banco Bradesco S.A., or with the trustee, Planner Trustee DTVM Ltda., at telephone number +55 11 2172-2628 or by fax +55 11 3078-7264.

Corporate event.

At March 15, 2012, the Board of Directors approved a proposal for corporate reorganization involving the wholly-owned subsidiaries of the Company, aiming at rationalizing the provision of services by these subsidiaries and concentrating the provision of Telecommunication services into one sole Company.

More information can be obtained from the Company's Investor Relations website: http://www.telefonica.com.br/investidores.

Breakdown of capital stock.

CAPITAL STRUCTURE COMPOSITION

As of March 31, 2012	Common	Preferred	Total
Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,216,500	261,888,985	293,105,485
	8.18%	35.20%	26.04%
Treasury shares	243,240	1,501,246	1,744,486
	0.06%	0.20%	0.15%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	39.41
Capital stock - in thousands of R$ (as of 03/31/12):	37,798,110

Tariff increases.

Fixed-Fixed Tariffs – At December 22, 2011, through Acts 8.401 and 8.933, Anatel ratified a 1.95% tariff increase for the Fixed Switched Telephone Service (STFC), in accordance with the criteria established in the Local and National Long-Distance Concession Contracts, effective as of December 24, 2011.

Fixed-Mobile Tariffs – At February 24, 2012, through Act 486, Anatel approved a 10.78% net reduction in the tariffs for calls between fixed and mobile phones (VC1, VC2 and VC3) in the Basic Plan. At the same date, the absolute amounts of the adjustment to the fixed-mobile tariffs was transferred to the interconnection tariffs (MTR), relating to VC1, VC2 and VC3. The adjustments became effective at February 24, 2012. The new tariffs are valid for the SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company's concession area.

INCOME STATEMENT

R$ million	Consolidated 1Q12	Consolidated 4Q11	Δ%	Combined 1Q11	Δ%
Gross operating revenues	12,228.2	12,746.2	(4.1)	11,832.2	3.3
Gross mobile revenues	6,756.8	7,028.6	(3.9)	6,188.8	9.2
Gross fixed revenues	5,471.3	5,717.7	(4.3)	5,643.4	(3.0)
Deductions - taxes and others	(3,913.8)	(4,146.1)	(5.6)	(3,814.7)	2.6
Net Operating Revenues	8,314.3	8,600.1	(3.3)	8,017.5	3.7
Mobile	5,105.6	5,260.4	(2.9)	4,671.1	9.3
Fixed	3,208.7	3,339.7	(3.9)	3,346.4	(4.1)
Operating costs	(5,467.0)	(5,292.5)	3.3	(5,177.6)	5.6
Personnel	(713.7)	(594.5)	20.1	(541.1)	31.9
Costs of services rendered	(2,670.7)	(2,653.7)	0.6	(2,500.3)	6.8
Interconnection	(1,068.8)	(1,140.8)	(6.3)	(1,103.6)	(3.2)
Taxes and contributions	(512.8)	(482.4)	6.3	(408.2)	25.6
Third-party services	(760.2)	(736.7)	3.2	(730.6)	4.1
Others	(329.0)	(293.8)	12.0	(257.9)	27.6
Cost of goods sold	(424.0)	(434.2)	(2.3)	(475.0)	(10.7)
Selling expenses	(1,573.6)	(1,576.0)	(0.2)	(1,426.0)	10.3
Provision for bad debt	(181.9)	(137.5)	32.3	(143.5)	26.7
Third-party services	(1,264.0)	(1,291.2)	(2.1)	(1,167.6)	8.3
Others	(127.7)	(147.4)	(13.4)	(114.9)	11.1
General and administrative expenses	(268.0)	(352.2)	(23.9)	(219.9)	21.9
Third-party services	(206.9)	(260.4)	(20.5)	(168.0)	23.1
Others	(61.1)	(91.8)	(33.4)	(51.9)	17.7
Other operating revenue (expenses), net	183.0	318.0	(42.5)	(16.0)	n.a.
Investment gains (losses)	-	-	n.a.	0.8	n.a.
EBITDA	2,847.3	3,307.6	(13.9)	2,839.9	0.3
Margin %	34.2%	38.5%	(4.2) p.p.	35.4%	(1.2) p.p.
Depreciation and Amortization	(1,318.3)	(1,322.3)	(0.3)	(1,084.4)	21.6
EBIT	1,529.0	1,985.3	(23.0)	1,755.6	(12.9)
Net Financial Income	(63.1)	(93.5)	(32.6)	(11.9)	429.9
Financial Revenues	336.4	277.1	21.4	242.2	38.8
Income from Financial Transactions	76.0	80.1	(5.1)	110.4	(31.1)
Monetary and exchange variations	195.9	150.8	29.9	69.1	183.6
Other financial revenues	64.4	64.7	(0.5)	62.7	2.6
(-) Pis and Cofins taxes	-	(18.5)	n.a.	-	n.a.
Financial Expenses	(399.4)	(370.6)	7.8	(254.1)	57.2
Financial Expenses	(222.0)	(269.8)	(17.7)	(185.0)	20.0
Monetary and exchange variations	(177.4)	(100.8)	75.9	(71.5)	147.9
Other financial expenses	-	-	n.a.	2.4	n.a.
Taxes	(509.4)	(429.5)	18.6	(615.1)	(17.2)
Net income	956.6	1,462.3	(34.6)	1,128.5	(15.2)

BALANCE SHEET

R$ million	Consolidated March/12	Combined December/11	Δ%
ASSETS	65,388.9	65,490.0	(0.2)
Current assets	12,087.6	11,810.1	2.3
Cash and cash equivalents	3,177.3	2,940.3	8.1
Net accounts receivable from customers	4,901.3	5,105.9	(4.0)
Supply	434.7	471.7	(7.8)
Decoverable taxes	2,406.5	2,495.1	(3.6)
Bail of legal proceedings	118.5	116.4	1.8
Derivatives operations	1.3	1.9	(31.6)
Prepaid expenses	493.6	255.1	93.5
Credit from associated companies	37.0	40.3	(8.2)
Other assets	517.4	383.4	35.0
Non-Current Assets	53,301.3	53,679.9	(0.7)
Long-term assets	6,260.8	6,434.5	(2.7)
Accounts receivable from customers	82.6	84.9	(2.7)
Financial Investments	102.7	99.1	3.6
Decoverable taxes	810.3	1,015.0	(20.2)
Deffered taxes	1,264.4	1,428.9	(11.5)
Bail of legal proceedings	3,629.2	3,400.2	6.7
Derivatives operations	196.4	225.9	(13.1)
Credit from associated companies	18.3	20.2	(9.4)
Other assets	156.9	160.3	(2.1)
Investments	40.8	37.8	7.9
Net Permanent Assets	17,098.2	17,153.9	(0.3)
Net Intangible	29,901.5	30,053.7	(0.5)
LIABILITIES	65,388.9	65,490.0	(0.2)
Current liabilities	11,688.4	12,740.3	(8.3)
Payroll and related charges	402.9	495.6	(18.7)
Suppliers	5,398.5	6,081.6	(11.2)
Taxes	1,544.4	1,692.0	(8.7)
Loans and financing	897.1	988.4	(9.2)
Debentures	498.6	468.6	6.4
Dividends and interest on capital	970.3	973.0	(0.3)
Provisions	430.1	416.3	3.3
Derivatives operations	41.9	51.2	(18.2)
Payables to associated companies	43.0	66.5	(35.3)
Deferred revenues	793.1	761.3	4.2
Other liabilities	668.5	745.8	(10.4)
Non-Current Liabilities	9,409.9	9,418.9	(0.1)
Taxes	446.8	433.1	3.2
Deferred taxes	834.6	789.0	5.8
Loans and financing	3,738.4	3,959.1	(5.6)
Debentures	793.9	787.8	0.8
Provisions	3,312.2	3,147.1	5.2
Derivatives operations	63.0	78.4	(19.6)
Payables to associated companies	3.5	5.0	(30.0)
Deferred revenues	156.1	156.3	(0.1)
Other liabilities	61.4	63.1	(2.7)
Minority interest	4.2	5.1	(17.6)
Shareholders' equity	44,286.4	43,325.7	2.2
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,718.3	2,719.7	(0.1)
Profit Reserve	877.3	877.3	-
Premium for the stake acquisition	(29.9)	(29.9)	-
Other comprehensive income	7.3	7.5	(3.4)
Accumulated profits	962.3	-	n.a.
Additional dividends proposed	1,953.0	1,953.0	-

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute	
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924
Dec 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.a.	0.10423	0.03994

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct8, 2010	0.147	0.229	0.342	0.440
Dec 24, 2011	0.14927	0.23139	0.34686	0.45226

INTERCONNECTION TARIFFS
(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile
	TU-RL	TU-RIU	VUM
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130
Sep 16, 2009	0.030	0.11573 (*)	
Feb 13, 2010			0.39868-0.47130
Oct8, 2010	0.028	0.11737 (*)	
Dec 24, 2011	0.028 (**)	0.121 (**)	
Feb 24, 2012	0.02848 (**)	0.12091 (**)	0.34880-0.40887

(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)

Fixed-Mobile		
VC-1	VC-2	VC-3
0.69918-0.78187	1.555	1.770
0.70601-0.78950	1.571	1.787
0.59149-0.70437	1.40121	1.59432

Notes:

a) Effective as of 12/24/11, the maximum Local Service Basic Plan net tariffs, as per Anatel Act no. 8401, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

b) Effective as of 12/24/11, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act no. 8933, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

c) Effective as of 02/13/10, the Fixed-to-Mobile tariffs, as per Anatel Act no. 971 of February 9, 2010, were increased by 0.98% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III. At the same date, the absolute amounts of the adjustments to fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3, were approved. The adjustments became effective as of February 24, 2012. The new tariffs are valid for SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company's concession area.

CONFERENCE CALL

In English

Date: May 10th, 2012 (Thursday)

Time: 11:00 am (Brasília) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mz-ir.com/publico.aspx?codplataforma=3747

A replay of the conference call can be accessed, after the event, until May 22, 2012, by dialing +1 (412) 317-0088, Code: 10012843#.

Telefônica Brasil – Investor Relations

Gilmar Roberto Camurra
Cristiane Barretto Sales
Carlos Raimar Schoeninger
Luis Carlos Plaster
Maria Tereza Pelicano David

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Telephone: +55 11 7420-1172
E-mail: ir.br@telefonica.com
Information available on the website:
http://www.telefonica.com.br/investidores

APPENDIX

TELESP

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/18/2011	03/18/2011	264.8	264.8	ON PN	0.490765 0.539842	0.490765 0.539842	11/03/2011
Dividends (based on 2010)	03/18/2011	03/18/2011	1,429.3	1,429.3	ON PN	2.648987 2.913886	2.648987 2.913886	05/20/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/14/2010	12/30/2010	202.0	171.7	ON PN	0.374376 0.411813	0.318219 0.350041	05/20/2011
Interest on Own Capital (based on 2010)	09/29/2010	09/30/2010	390.0	331.5	ON PN	0.722805 0.795085	0.614384 0.675823	12/13/2010
Dividends (based on 2010)	09/29/2010	09/30/2010	196.4	196.4	ON PN	0.363914 0.400305	0.363914 0.400305	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	451.6	451.6	ON PN	0.837055 0.920760	0.837055 0.920760	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	800.0	800.0	ON PN	1.482677 1.630944	1.482677 1.630944	04/26/2010

VIVO

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	11/03/2011
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	06/02/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	11/03/2011
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	06/02/2011
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	10/25/2010
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	04/19/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	10/25/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	04/19/2010